U.  S.   Securities  and  Exchange Commission

                              Washington, D.C. 20549

                                    Form 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                               SMALL BUSINESS ISSUERS

     UNDER SECTION 12 (b)  OR (g) OF THE  SECURITIES EXCHANGE ACT OF 1934


                    Far West Group, Inc., A Nevada Corporation

             -------------------------------------------------------

               Nevada                                  86-0867960
        -------------------                   ---------------------------

     (State  or  other jurisdiction       (I.R.S. Employer Identification No.)
          of Incorporation or
             organization)

     1665 East 18th Street, Suite 113
             Tucson, Arizona
                                                          85719
     --------------------------------                  -----------
        (Address of principal                           (zip code)
         executive offices)

                                   520-740-1119
                                 ----------------
                             Issuer's telephone number

        Securities to be registered under section 12 (g) of the Act:

     Title of each  class                     Name of each exchange on which
     to  be so registered:                    each class is  to be registered:

        Common Stock                                      None

        Securities to be registered  under section 12(g) of the Act:

       80 million shares of Common Stock, Par Value $.0001 per share

       -------------------------------------------------------------
                             (Title of Class)

          PART I

          Form 10-SB           Item                              Location
          Item Number          Caption Information                 Page

             1.                Description of Business              3-8

             2.                Management's Discussion And
                               Analysis or Plan of Operations      8-12

             3.                Description of Property               12

             4.                Security Ownership of Certain
                               Beneficial Owners and Management      12

             5.                Directors, Executive Officers,
                               Promoters and Control Persons      12-15

             6.                Executive Compensation             15-16

             7.                Certain Relationships and Related
                               Transactions                          16

             8.                Description of Securities          16-17

          PART II

             1.                Market Price and Dividends on
                               the Registrant's Common Equity
                               and Other Shareholders Matters     17-18

             2.                Legal Proceedings                     18

             3.                Changes in and Disagreements
                               With Accountants                   18-19

             4.               Recent Sales of Unregistered
                              Securities                             19

             5.               Indemnification of Directors
                              and Officers                        19-20

          PART III

             1.               Index to Exhibits                   20-21

          PART I

          Item 1.  Business

          General

               FarWest Group, Inc. (The "Company" or "FarWest") was organized under the laws of the State of Nevada in July 1996 to serve as a water technology company dedicated to advanced water filtration and purification. In July of 1996, the Company was merged with Pro Vantage Corporation, an inactive public company which was incorporated in the State of Florida in 1992. FarWest was the surviving company in that merger. Concurrently, the FarWest Pump Company ("Pump Company"), an Arizona corporation formed in 1986 became a wholly owned subsidiary of the Company. From July 1996 through December 31, 1998, the Company operated FarWest Pump Company as an operating subsidiary. The operations of Pro Vantage were discontinued in July, 1996, immediately following the merger with FarWest Group, Inc. As of January 1, 1999, the Company has no operating subsidiaries.

               In January 1997 the Company entered into a manufacturing and marketing license agreement with Lawrence Livermore National Laboratories ("Lawrence Livermore") whereby the Company obtained the rights to Lawrence Livermore's patented Capacitive Deionization Technology (CDT). (That technology is described below.) The manufacturing and marketing license is effective for the life of the patents (up to 17 years), with most such patents expiring in the year 2010. To maintain the license the Company must make contracted minimum annual royalty payments to Lawrence Livermore, in the amount of $25,000 per year. Although the Company has in the past failed to make the minimum annually royalty payment when due, the Company has recently brought its obligations to Lawrence Livermore current and has made all minimum royalty payments due, including the payment due on February 28, 2000. The agreement provides that Lawrence Livermore can terminate the license agreement in the event that the Company fails to perform many of its obligations under the agreement by giving the Company 60 days notice within which to cure its obligations under the license agreement. The Company has never received such a notice from Lawrence Livermore and, as mattered above, has recently made all payments due to date. In the future, as the Company begins active production of products covered by the license from Lawrence Livermore, the Company will owe Lawrence Livermore royalty payments varying from 1 percent of product revenue to a maximum of 5 percent of product revenue. The variation is determined the volume of sales, as well as the use of different portions of the Lawrence Livermore technology in products which are the source of the revenues which determine the royalties that must be paid. Although FarWest is the only licensee for the carbon aerogel technology which is the basis of the Company's capacitive deionization technology, the license is non-exclusive in that Lawrence Livermore could license other entities to use some or all of the technology covered by the license with the Company.

               In March of 1999 the Company's Board of Directors agreed to accept an offer from Pump Company management to acquire the outstanding shares of the Pump Company, retroactive to January 1, 1999. The stock sales agreement was completed in May of 1999 for deferred payments totaling $270,000 to be paid to the Pump Company management for assuming all existing liabilities, approximately $650,000. FarWest, in July 1999, expanded its facilities to include general administration offices and a pilot manufacturing facility.

               In early January, 2000, the Company announced that it had entered into an investment contact with Asea Brown Boveri, Inc. ("ABB") with respect to a variety of topics. (That contract is included as an exhibit to this Form 10-SB.) ABB agrees, to the terms of the investment agreement, to purchase from the Company 250,000 shares of the Company's common stock as a purchase price of $2 per share on or before December 31, 1999. That purchase was completed and provided resources for the Company's activities, including the payment of amounts due to Lawrence Livermore under the license agreement described above. In addition, ABB shall purchase from the Company an additional 250,000 shares of the Company's common stock at a purchase price of $2 on a date on or before January 31, 2000. In addition, ABB has obtained options to acquire an additional 250,000 shares of FarWest Group common stock at a purchase price of $2 per share on each of March 30, 2000 and April 30, 2000. As a result, if ABB were to exercise those options, the Company would receive additional funding in the amount of $500,000 on March 30, 2000 and an additional $500,000 on April 30, 2000. In the event that ABB exercises its options on both March 30, 2000 and April 30, 2000, ABB has a further option, expiring on April 30, 2001, in which to acquire a number of shares granting ABB a 51 percent ownership position in the Company. Although the final terms of any such arrangement are subject to completion at the time that ABB exercises its option, the expectation is that the purchase of such stock would occur at the then current marketprice for the Company's shares of common stock.

               In addition ABB has registration rights with respect to the shares it owns and a right of first refusal to purchase, pro rata, a portion of any common stock (or other securities of the Company), that are convertible into common stock that the Company may from time to time propose to sell. In addition, the Company has agreed that one member designated by ABB will be appointed to the Company's Board of Directors after ABB has acquired 500,000 shares of the Company's common stock. In addition, three of the Company's officers and directors, Mr. Clark Vaught, Mr. Dallas Talley and Mr. Chris Sheppard, have entered into agreements with ABB granting ABB a right of first refusal with regard to the sale or transfer of any shares of the Company held by such officer. In addition, those shareholders have agreed to vote any shares they may hold in favor of certain transactions with ABB, including a sale of all or substantially all of the Company's assets to ABB, in favor of ABB's exercise of the option, described above, to acquire at least 51 percent of the Company's outstanding stock or to vote in favor of an acquisition of the Company by ABB. Those shareholder agreements expire on June 30, 2001 unless, prior to that date, ABB has exercised its option to acquire a 51 percent ownership interest in the Company.

               In addition to the rights granted above, the investment agreement between the Company and ABB grants ABB the exclusive right to review information relating to the technology covered by the Lawrence Livermore License and an option to acquire the Company's rights to the technology through a purchase, exclusive license or such other arrangement as will provide ABB with the opportunity to commercialize the technology. That option to acquire the Company's rights will expire upon the purchaser's failure to exercise either of the options to acquire stock expiring on March 30, 2000 and April 30, 2000, or if both such options are exercised, on April 30, 2001. To exercise the option, the Company and ABB must negotiate in good faith the terms and conditions of a purchase, license or other arrangement pursuant to which ABB would acquire the rights in question. In the event that ABB has not exercised its option to acquire a 51 percent ownership interest in the company prior to the time that it exercises the option to license, purchase or otherwise acquire the technology, the Company may retain rights to the technology that will permit the Company to commercialize that technology in fields or businesses which, in ABB's sole judgment, will not compete with ABB's commercialization of the technology in its intended fields of use.

          The Technology

               The Company's capacitive deionization technology, or CDT, uses deionization to convert a contaminated water supply into a "clean" water stream and a waste stream. As implemented by the Company, the technology involves coating pairs of electrodes with a carbon coating known as carbon aerogel. The carbon aerogel is porous and has an extremely high ratio of ion collection area to surface area, due to the structure of the areogel. In fact, the ion collection area presented by carbon aerogel is greater than
          60,000  times the  surface  area  of  the  electrode.    In  the
          Company's system, a salt water or impure water stream is passed through an electrostatic field established between pairs of electrodes coated with carbon aerogel. The negative electrode attracts positively charged ions, such as calcium or magnesium, while the positive electrode attracts negatively charged ions such as chloride or nitrate. Those ions are pulled out of suspension the water stream and held by the electrodes, in the carbon aerolgel, until either the power is turned off or the electrode charge is reversed. As a result, with a relatively low application of energy, the Company's technology is able to remove a wide variety of contaminants or other molecules from a water stream through the creation and holding of charged particles.

               FarWest is a development-stage technology company which has completed development of its first release CDT unit and expects to commence in-house prototype manufacture and construction of demonstration and pilot water treatment plants for clients in the first quarter of 2000. As discussed above, the Company obtained a license to develop and manufacture a carbon aerogel CDT product, covered by Lawrence Livermore Patents, for commercial use in the desalination, filtration, and purification of water.

               The  Lawrence   Livermore  license  authorized   FarWest  to
          manufacture, market and enhance the CDT, specifically in the fields of:

               Desalination and Brackish Water
               Groundwater remediation
               Pure water for Boiler Applications
               Ultrapure water for manufacturing
               Nuclear Waste remediation
               Medical Applications
               Bottled water for drinking

               The aerogel product licensed from Lawrence Livermore Laboratories in January 1997 operated at low voltage levels
          (compatible with solar energy sources) with resulting favorable operating economics, but the cost of manufacture with the original technology was too high to be commercially competitive. Therefore, initial Company efforts were focused on cost reduction programs. Those programs, aimed at reducing the manufacturing cost of carbon aerogel, included improvements related to utilizing equally effective but less costly materials as a base for the carbon aerogel and developing systems which allow the waste stream to access both sides of carbon aerogel, as opposed to the single side of carbon aerogel which could be accessed in the form in which the technology was developed by Lawrence Livermore. In addition, the Company continues its efforts to develop proprietary improvements to further reduce the cost of manufacturing and operation of the CDT system.

               Since 1997  with expenditures of over  $900,000, FarWest has increased the cost-effectiveness of the original aerogel product by approximately 15 times. (The Company's expenditures also included research and development spending of $234,000 in 1998 and research and development expenditures of approximately $430,000 in 1999.) The Company believes that its current version of the CDT product is competitive with other water remediation methods, particularly for brackish water(up to 10,000 parts total disolved solids (TDS) per million), in light of its low power and other operating cost advantages. CDT, as developed by the Company, has been reviewed by Lawrence Livermore and several large companies familiar with Reverse Osmosis and other water treatment systems. Officials from foreign governments such as Jordan and South Africa have indicated an interest in the Company's technology and the response from those government officials, as well as the interest in the technology shown by ABB and other significant companies, lead the Company to believe that the technology will be competitive. The Company believes that CDT is the only available economically viable alternative to Reverse Osmosis, the most widely used system, for a broad spectrum of large-scale brackish water purification applications.

               While the basic carbon aerogel patent is owned by the U.S. Government, through Lawrence Livermore, there are a number of improvements in other materials and processing which have been developed by, and are proprietary to FarWest, and need not be licensed back to Lawrence Livermore. The Company believes that the improvements account for the significant improvement in cost effectiveness of CDT. It is expected that one or more of these proprietary improvements will be patented by FarWest and certain others may be maintained as "trade secrets" to avoid disclosing them in patent filings. Although to date the company has not obtained patents on any of its improvements on the base technology license from Lawrence Livermore, the Company is continuing to evaluate with its counsel and with ABB the best policy regarding protection of intellectual property rights. Those strategies could include filing patents with regard to certain of the improvements, treating the improvements and developments as trade secrets or pursuing other intellectual property strategies for the protection of the technology developed by the Company from the Lawrence Livermore technology.

          The Business

               In 1998 the Company began a marketing effort to bring its carbon aerogel technology to the attention of the water treatment market. The Company believes that potential customers for the Company's CDT technology will initially include government organizations in developing nations, particularly those in the middle east, north Africa and Asian Pacific geographic areas where  access  to  sufficient  amounts  of  potable  water  is of concern. In addition to government organizations seeking to insure appropriate water supplies for their citizens, the Company believes that international and humanitarian groups will also be interested in pursuing the Company's technology as a means of providing humanitarian relief in areas suffering from water shortages. The Company also believes that potential users of its technology include corporations in both the United States and other major global markets that require water purification and filtration. The Company believes that its technology could have market applications in industries such as electronic manufacturing, medical manufacturing and multiple waste water treatment applications. In order to reach its prospective customers, Farwest expects to concentrate on water industry seminar presentations, technology papers and technology demonstrations to reach its target market. In addition, the Company intends to use its currently limited internet resources to provide access to information about its technology to potential international customers. The Company's marketing efforts are occurring in the context of the pervasive world-wide search for water safe to drink and water suitable for agriculture, industry, and other applications. CDT is capable of treating a wide range of water inputs and can provide from a single CDT system a range of outputs, geared to the ultimate use of purified water, that is, human consumption, agriculture, or ultra-pure water for industrial and medicinal use. CDT is thus not confined to a particular niche in the water treatment industry. The industry as a whole has become a focus of interest among the sources of international grant and loan financing due to the belief that a global water crisis appears imminent.

               The Company shifted its emphasis in 1999 to bring its prototype manufacturing capability on-line to satisfy at least the first group of three demonstrations and one pilot plant for which it had already committed [Arizona Public Service, for industrial water and solar power use; Carlsbad, Cal., for municipal water; Beatrix Mines South Africa, for mining effluent; and the Kingdom of Jordan for municipal water, in negotiation]. The Company expects to be significantly dependent on only the agreement with the Kingdom of Jordan. Under that agreement, the Company and the Kingdom of Jordan will establish a pilot plant which will have the capacity to produce 100,000 gallons of drinking water per day and will carry an estimated value of approximately $1,200,000. The drinking water will be processed from a brackish water input with installation of the pilot plant to be completed by September of 2000. If the pilot plant is successfully operated for 6 to 12 months, the Kingdom of Jordan and the Company will expand the relationship to create a production plant producing over 20 million gallons of drinking water per day.

               To  manufacture  the  large  quantities  of  carbon  aerogel expected to be required to meet future industrial demands, beyond the limited requirements of demonstration and pilot plant facilities, FarWest must arrange major plant financing perhaps, in part, against delivery contracts, or as joint venture operations. The Company is currently exploring strategic corporate partnerships as well as evaluating suitable out-sourcing manufacturing partnerships for short-term requirements.

          Sales and Marketing

               FarWest expects to operate primarily as a supplier of CDT units and the related electronic control systems to builders of new water treatment plants or as replacement technology for other water treatment equipment as it becomes obsolete or too costly to operate and maintain. The CDT units will represent a substantial part of the cost of new or renovated water treatment facilities.

               The Company does not expect to develop its own capability to act as prime contractor for engineering, constructing, operating, and owning treatment plants. It will engineer and construct pilot plants, and will support the planning, proposing, training, and maintenance activities of prime contractors who contract to install CDT-based plants. The Company expects to sell purchasers, both private and governmental, on the merits of using CDT, either alone or in conjunction with prime contractors where it has entered into selling or strategic relationships.

               For some countries,  FarWest is  negotiating with  potential partners, local or international, capable of engineering and executing major water treatment plant construction and subsequent operation. The recently established alliance with ABB, which is described above, will provide some of the resources necessary for the Company to continue its activities and to provide the financing for demonstrations and pilot plant described above. In addition to financing from equity investments made by ABB, the contract with the Kingdom of Jordan includes an initial payment of $300,000 with additional progress payments during the construction of the CDT system.

          Discontinued Operations   Well Drilling and Pump Services

               FarWest Pump Company was formed to provide drilling and pump services in Arizona and Western New Mexico. It included an operating division, Arizona Well Services, which provided wholesale parts services to FarWest Pump and other clients. In the fourth quarter of 1998 discussions were initiated with Pump Company management for the purchase of Pump Company. In March 1999, the Company's Board of Directors agreed to sell FarWest Pump to its management team effective January 1, 1999. A Purchase Agreement was entered into May 24, 1999, whereby the stock of FarWest Pump was acquired by the Pump Company Management team for deferred guaranteed payments from the Company of two hundred seventy thousand ($270,000.00) dollars as consideration for the assumption of all net liabilities (over $650,000) of the Pump Company.

          Item  2.    Management's  Discussion and  Analysis  of  Financial
          Condition and
          Results of Operations

          Financial Condition and Results of Operations

               The Company has recently completed its development stage operations. Plans are to begin pilot operations in the first quarter of 2000. From execution of the Lawrence Livermore licenses in January 1997 through the current period, the Company has concentrated its efforts primarily on improving the cost performance basis of the CDT technology.

               During 1997, 1998, and for the first three quarters of 1999, the Company did not generate revenues although the pilot contracts were received during the period. The Company currently is negotiating additional pilot contracts and alliances; however, revenue recognition will not occur prior to FY 2000.

               The Company was funded  initially through the merger of  the

          Pump Co. and investment by the principal shareholder. Since 1998 funding has been through private placements, which totaled approximately $800,000. Private placement opportunities combined with management funding are expected to continue in early 2000. In addition, the equity financing received from ABB pursuant to the agreement described above is expected to provide the operating capital required by the Company until the Company begins to receive funding from the Kingdom of Jordan pursuant to the contract with that country. In addition, the Company has discussed with its auditors the status of the Company necessary to eliminate the going concern opinion included with respect to the financial statements included in this Form 10. The Company has been informed by its auditors that if ABB exercises the equity options described above in April of 2000, the auditors would expect, subject to final verification of the Company's financial condition, to eliminate any going concern opinion.

          Operations for the Next Twelve Months

               Business opportunities for the next twelve months include international CDT systems sales to governments and major multi-national industrial corporations and U.S. pilot sales. Several opportunities are now being discussed including: governments, humanitarian trust funds, industrial joint ventures, market sectors, and geographic distribution agreements. As indicated above, the Company is engaged in a variety of pilot plants activities. Those activities can be categorized into two sectors: the first; the pilot plant is operated at Company expense to continue the development of the Company's CDT technology and to prove the concept for which a larger production plant might be established. A second type of pilot program is to produce revenue and/or gain contracts for larger production CDT systems, to be built in the future. Pilot contracts usually last from 3 to 12 months. Although some contracts, such as the pilot program with the Kingdom of Jordan described above will generate revenue for the Company, the Company does not expect to require funds beyond the equity investment to be provided by ABB and payments made by the Kingdom of Jordan under its contract in order to complete the other pilot programs referenced in this Form 10-SB.

               The Company recognizes the  financial investment required to support the potential business opportunities which are being discussed. There is no guarantee that the Company can complete the funding necessary to develop the manufacturing and engineering infrastructure to complete the potential CDT orders. The Company is currently discussing financing options which include:

               -Corporate Partnership  for  Manufacturing which  could be expanded to include marketing services;
               -Joint ventures with an international investment group; and -European government-sponsored program.

               In addition, a religious humanitarian fund is evaluating equity investment in the Company and CDT installation opportunities in the Mid-East. Management believes that there is a probability of obtaining the required financing for the next twelve months through one of the above. However, there is no assurance that such funding will be obtained in the time cycle required to support ongoing Company operations.

          Limited Operating History

               The  Company,  although  having  completed  its  development stage, has had a limited operating history upon which an evaluation of its future performance and prospects could be made. The Company's prospects must be considered in light of the risks, expenses, delays, problems, and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. Since inception, the Company has generated no revenues and has incurred operating losses resulting in a working capital deficit. Inasmuch as the Company will have an increasing level of operating expenses and will be required to make significant up-front expenditures in connection with the proposed development of its business, the Company anticipates that losses will continue for at least the next twelve months or until such time as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable operations. In addition to the efforts described above, the Company will engage in a variety of research and development activities during the next 12 months. The Company will continue to seek to improve the price performance and efficiency of the carbon aerogel. In addition, the Company will seek to increase the efficiency of power utilization and power recapture, as well as seeking to automate manufacturing and increase the ability to monitor and control its pilot systems through the internet.

          Need for Additional Financing

               The Company is dependent upon the proceeds of proposed offerings of the Company's securities to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds be insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Management is confident it will be able to continue obtaining equity investment principally through private placements such as pursuant to the Agreement with ABB.

               There can be no assurances given that the Company will be successful in generating sufficient revenues from its planned activities or in raising sufficient capital to allow it to continue as a going concern which contemplates increased operating expenses, acquisition of assets and the disposition of liabilities in the normal course of business. These factors can affect the ability of the Company to implement its general business plan including the completion of the required manufacturing facilities and continued proprietary CDT product improvements.

               As  disclosed  above,  the  Company  recently  expanded  its facility and is engaged in preliminary discussions for the development of a new facility at Lawrence Livermore in which the Company's operations would be housed. Final decisions regarding any such future activity will be dependent on the Company's ability to negotiate a transition to a new facility which does not involve any capital investment by the Company, but instead involves only monthly lease payments in a range acceptable to the Company. As a result, the Company's activities with regard to possible expansion of its physical facilities are not expected to have a significant adverse effect on the Company's budget or working capital.

               As disclosed elsewhere herein, full utilization of the Company's CDT technology will require the establishment of a carbon aerogel production facility, to produce the CDT systems incorporating the aerogel technology and the capacity of deionization technology. The Company believes that that production facility will have an initial cost of approximately $5 million. Although the Company has no commitments with any party to provide such funding the funding of such facility is being discussed with both organizations skilled and the establishment of manufacturing facilities and financial parties considering additional investment. ABB is also evaluating the business potential for establishing an aerogel manufacturing facility as part of the relationship between the Company and ABB.

          Technology

               Capacitive Deionization Technology which was licensed from Lawrence Livermore has been and remains the foundation of the Company's future. The Company has concentrated its efforts on adding proprietary enhancements to CDT to provide insulation from not only other technologies but as protection if Lawrence Livermore decided to consider other licensees. Any other licensee would have to license Lawrence Livermore's 1996 CDT Technology and avoid FarWest's proprietary rights and trade secrets to enter the market. FarWest has discussed the possibility of obtaining an exclusive license from Lawrence Livermore; however, there is no guarantee that continuing negotiations with Lawrence Livermore will result in any exclusive arrangement with respect to the CDT technology.

          Other Business Matters

               Government Approvals and Regulations. The Company understands the governmental approvals, particular those from the Environmental Protection Agency with respect to emission controls at any aerogel manufacturing facility established by the Company, will be necessary for the establishment of the Company's operations. In addition, the Company believes that compliance with federal, state and local laws or regulations which have been enacted or adopted to regulate the environment have not to date, nor are they expected to have a material effect on the future, upon the Company's operations, product development, capital expenditures, earnings, competition or financial position. The expenditures required to allow the Company to comply with Environmental Protection Agency statutes and regulations must be included in any financing package obtained to establish the manufacturing facilities which will become subject to the environmental regualtions.

          Year 2000. The Company did not experience any year 2000 problems and has confirmed that status by reviewing and testing its computer systems after January 1, 2000. None of the third parties with which the Company engages in business have experienced any year 2000 problems that, to the best of the Company's knowledge, had any effect on the Company itself.

          Reporting Comprehensive Income. Statement of Financial Accounting Standards No. 130 establishes standards for reporting and display of comprehensive income, its components, and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The company will be required to show its pension liability adjustments and foreign currency translation adjustments in comprehensive income.

          Accounting for Post-Retirement Benefits. The Company provides no post-retirement benefits; therefore, FASB No.106 will have no impact on the Company's financial position or operations.

          Inflation.    The Company  does not  expect  the current  rate of
          inflation to have any effect on its operations in the foreseeable future.

          Information regarding and factors affecting forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances and underlying assumption, and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs, or projections will result, or be achieved, or accomplished.

          Item 3.  Properties

               The Company maintains administrative offices at 1665 East 18th Street, Suite 113, Tucson, Arizona 85719. There is approximately 1,500 square feet of administrative space. At the same location the company has completed a prototype system assembly facility of approximately 3,000 square feet. This is leased space which offers expansion capability as needed.

               The company is in discussions with an investment group in Livermore, California to build a Research and Development Center at Lawrence Livermore which would be operational within the next year. The Corporate Headquarters may also be relocated to this Livermore, California location within the next year. However, at this time the Company has no definitive agreements for any additional or different facilities and will pursue any such arrangements only if financial resources are available.

          Item 4.    Security  Ownership of Certain  Beneficial Owners  and
          Management

               Item 5 sets forth the number of shares of common stock of holders of the Company known to the Company and to beneficial owners of more than five (5%) percent of its Common Stock at December 31, 1999.

          Item 5.  Directors and Officers of Registrant

          (a)As of    December  31, 1999, the  following persons served  as
          directors of the Registrant.

                                                                  Shares
                                                  Director Beneficially Owned %
          Name and Age                 Position    Since   of Outstanding Stock

          Clark Vaught (49)          Chairman of    1996     2,675,000   33.07%
                                      The Board
                                  CEO and Director

          Dallas Talley (66)          President     1998       600,000    7.43%
                                 Financial Officer
                                    and Director

          Chris Sheppard (42)       Vice President  1997       425,000    5.24%
                                       Director

          Thomas Friezen (41)          Director     1996       252,000    3.12%

          Dr. Nicholas Yensen (53)     Director     1997       130,000    1.61%

          All Officers and Directors as a Group              4,082,000   50.45%
          (as of September 30, 1999)

               No officer or director listed in the foregoing table has any options, warrants, conversion rights or privileges to acquire additional shares which are exercisable during the sixty days after the date hereof.

          (b)  Executive Officers

               The executive officers of Registrant are identified in subpart (a) above.
          Management

               The FarWest Management team has extensive experience in the establishment and management of entrepreneurial and publicly-held technology companies.

               Clark Vaught, Chairman, CEO, and principal shareholder, founded FarWest Pump and developed it into today's FarWest Group. His background with Westinghouse Hanford Systems aptly prepares him for the technology driven CDT market. Management experience includes large aquifer development projects; water management for White Sands Missile Range, and several Arizona City programs.

               Dallas Talley, President, also currently serving as Financial Officer, has over twenty years of high tech senior executive experience. He has been CEO of Qantel Business Computers, a New York Stock Exchange listed company, and of two NASDAQ technology companies. He has also been a founder/director of several emerging companies, was executive partner in an International Technology Marketing and Licensing partnership and served as a director of the American Electronics Association and as Chairman of its Silicon Valley Chapter.

               Chris Sheppard, Vice President, has had management experience in several high technology fields. This includes the "Star Wars" SDI program where he consulted for Lockheed and Martin Marietta. He has been employed at Lawrence Livermore National Laboratories and other National Laboratories. His background also includes experience as Chief Mechanical Engineer for Kaman Aerospace.

               At September 30, 1999, the Company employed five people full time and six consultants on a part-time basis.

               The future success of the Company depends to a significant extent upon certain senior management, technical personnel, and development personnel. The Company also believes that its future success will depend in large part on its ability to hire and retain highly skilled technical, managerial, and marketing personnel, as well as to attract and retain replacements for or additions to such personnel in the future. Demand for new, specially trained and experienced personnel has increased worldwide. The loss of certain key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business. In order to reduce this risk to the Company, the Company's legal counsel has recently prepared employment contracts for Mr. Vaught, Mr. Talley and Mr. Sheppard. Each of those agreements has a two year term, effective on January 1, 2000 and ending on December 31, 2001. However, each agreement is automatically extended by an additional year upon each anniversary of the agreement. The conntracts will be submitted to the Board of Directors for approval at the March 2000 meeting. The Company's Board of Directors will evaluate the need for the Company to enter into future employment agreements with other employees.

          Board of Directors.

               The Company's Board of  Directors currently consists of five
          (5) members. The Company's By-laws permit the Board of Directors to consist of any number of members greater than two (2), as determined by the then-current Board of Directors.

               Employees who serve on the FarWest Board of Directors include Mr. Vaught, Mr. Talley, and Mr. Sheppard, who are identified above in "Management". Other Directors are:

               Tom  Friezen  is  CFO  of  a  $150 million  Food  Processing
          Cooperative.   He manages  the financial operations  and oversees
          the legal activities of the company.

               Dr. Nick Yensen has  served as a director and  consultant to the company. Dr. Yensen is a recognized expert in saltwater technology. He is president of NyPa International, with subsidiaries and projects throughout the world.

               At the annual meeting of shareholders to be held on May 11, 2000, the Company's Board of Directors intends to nominate two additional prospective directors for election by the Company's shareholders. One of those nominees will be the individual designated by ABB to serve on the Company's Board of Directors. The other individual who it is planned to nominate is Mr. Takeshi Ogata. Mr. Ogata has been a senior executive with Itochu Corporation, Tokyo, Japan. Within Itochu, he has served as Senior Managing Director as well as President of Itochu Construction and President of Itochu Electronics and Aerospace. He is currently Chairman of Itochu's Inno Micro Corporation.

               FarWest is in discussion with other experienced executives and professionals to join the Board of Directors on completion of corporate financing, and plans to expand the Board of Directors to seven Members.

          Item 6.  Executive Compensation

          Summary Compensation Table

                                                Annual       Other
                                             Compensation  non-cash
          Name and Principal Position  Year     Salary   Compensation2   Total

          Clark Vaught                 1999    $37,500      $105,000   $142,500
          Dallas Talley                1999    $37,500      $105,000   $142,500
          Chris Sheppard               1999    $37,500      $ 37,625   $ 75,125

          Clark Vaught                 1998    $96,000      $    -     $ 96,000
          Dallas Talley                1998    $72,000      $    -     $ 72,000
          Chris Sheppard               1998    $72,000      $    -     $ 72,000

          Clark Vaught                 1997    $72,000      $    -     $ 72,000
          Dallas Talley1               1997    $   -        $    -     $    -
          Chris Sheppard               1997    $60,000      $    -     $ 60,000

          Clark Vaught - Chairman of the Board, Chief Executive Officer.
          Dallas Talley   President, Financial Officer,  and Director.
          Chris Sheppard - Vice President Development and Director.

          1   Mr. Talley joined the Company in March 1998.
          2   Represents the issuance of  Common Stock in satisfaction  of accrued, unpaid salary.


          There are currently no Long-Term Compensation programs in effect for officers or directors.

          1998-1999 Stock Option Grants

          NONE

               The Company does not provide cash compensation for the members of the Company's Board of Directors, in their roles as directors. (Directors who are employees receive the compensation described above for their services as employees of the Company.) However, each director is reimbursed for direct expenses incurred due to service on the Board of Directors. Each director who is not an employee also is granted an option to acquire 100,000 shares of the Company's Common Stock, for three years service on the Board of Directors. One third of the options granted to each "outside" director are vested on the date of grant and one third on each of the next two anniversaries of the date they joined the Board of Directors.

          Item 7.  Certain Relationships and Related Transactions

               Pump Company Management approached the Company's Board of Directors to acquire the Pump Company in late 1998. The Company's Board of Directors,at its March 1999 meeting,approved the sale of the Pump Company to the Pump Company's management team effective as of January 1, 1999. As discussed in Item 6, to induce the Pump Company management to assume Pump Company's net liabilities of approximately, $650,000, FarWest agreed to pay Pump Company $70,000 upon financing. In addition, the Company has an account payable of 207,000 to Mr. Clark Vaught, the Company's chairman which Mr. Vaught agreed to assign to the Pump Company. As of January 31, 2000 the Company has paid to the Pump Company $200,000 according to the agreement. In addition, $70,000 will be paid to the Pump Company upon ABB exercising their March option or upon other significant equity investments whichever occurs first.

               The only investments within the past two years (1998 and 1999) involving management were the paymentof accrued salaries through the issuance of restricted common stock. Mr. Vaught and Mr. Talley each converted $105,000 of salaries accrued during the last two years to stock as indicated in Item 6. No other director, officer, or beneficial owner of over 5 percent of a class stock had involvement in any transaction exceeding $60,000.

          Item 8.  Description of Securities

          (a)Common Stock

               The Company is authorized to issue 80,000,000 shares of Common Stock with a par value of $0.001 per share. As of January 31, 2000, there were 8,090,532 shares of Common Stock outstanding on a fully diluted basis, including options and warrants to purchase 1,360,000 shares of Common stock at prices from $0.50 to $2.00 per share. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock, which may from time to time be outstanding in the future, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

          (b)Preferred Stock

               The Company is authorized to issue up to 20,000,000 shares of Preferred Stock with a par value of $0.01 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights, and sinking fund provisions.

          PART II

          Item 1. Market for Registrant's Common Stock and Related Stockholder Matters

          (a)Stock Prices and Dividend Information

               The Common Shares of the Company traded on the NASDAQ Over-the-Counter market under the trading symbol "FWST" from July 1996 through December 2, 1999, at which time the Company's shares were removed from the NASDAQ Over-the-Counter system and began to trade in the "pink sheets." The following NASDAQ supplied table sets forth for the period indicated the high and low bid prices during the period prior to December 2, 1999. The quotations below reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions. For current price information, FWST shareholders are encouraged to consult publicly available sources.

          1999                                   High            Low
          First Quarter                         1 1/8            1/4
          Second Quarter                        5 1/4         2 1/32
          Third Quarter                         3 1/8          1 1/2

          1998
          First Quarter                         1 1/4           5/16
          Second Quarter                          3/4           5/16

          Third Quarter                           3/4            1/2
          Fourth Quarter                         9/16            1/4

          1997
          First Quarter                         1 3/8            1/8
          Second Quarter                          1/2            1/4
          Third Quarter                             1            1/4
          Fourth Quarter1                        3/16            1/4

               At January 31, 2000, the Company had 6,730,532 Common Shares outstanding and had approximately one hundred and twenty
          (120) shareholders of record.

               The Company has no fixed dividend policy. The Board of Directors from time to time having regard to operating results, capital requirements and general financial condition and requirements will consider dividend distributions. The Company has paid no dividends at any time. For the foreseeable future, it is anticipated that the Company will use all available cash flows to finance its growth and that dividends will not be paid to shareholders.

          (b)Reports to Security Holders

               Prior to the filing of this Form 10, the Company has not been obligated to file quarterly or annual reports with the SEC. The Company will now become obligated to file those reports with the SEC. The public may read and copy any material files with the SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company has become an electronic filer and as such, all items filed by the Company with the SEC which contain reports, information statements, and other information regarding issuers that file electronically with the SEC, will be available at the SEC's website. That site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company. The site is available at http//www.farwestgroup.com.

          Item 2.  Legal Proceedings

               The  Registrant  is  not  a   party  to  any  pending  legal
          proceeding nor is its property the subject of any pending legal proceeding of any material consequence.

          Item 3.  Changes in and Disagreements with Accountants

               There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

               On November 1, 1997, the Company's shareholders approved the appointment of Jackson & Rhodes P.C. as the Company's auditors for the periods ending December 31, 1997, December 31, 1998, and December 31, 1999. The Company's audited financial statements for the period ending December 31, 1997 and December 31, 1998 and the unaudited financial statement for the period September 30, 1999 are a part of this Registration Statement. The statements for the years ending December 31, 1998 and 1997 were audited by Jackson & Rhodes, as indicated in their report with respect hereto, and are included in reliance upon the authority of said firm as experts in giving said report.

          Item 4.  Recent Sales of Unregistered Securities

               In April 1999, the Company issued 626,500 shares of Common Stock of the Company to a group of investors under Rule 504 of Regulation D as additional capital for the Company. The Company received $283,250 for those shares. The market price of the company shares of the Company when this private placement was subscribed ranged from $0.25 to $0.75 during the months of March and April 1999, prior to the transaction. The pricing of the placement ($0.32 to $0.50) was determined with reference to the mid-range of prices during the prior month with a discount to reflect the restrictive nature of these securities.

               In March of 1999, the Company issued 1,643,000 shares to a group including directors, officers, employees, consultants, and service providers as compensation for services previously furnished the Company. These shares, which have a two year restriction, were issued at a rate of $0.175 per share bid based on the discounted average bid price of the common stock at the closing quarter's prices. The shares were issued in reliance upon Section 4(2) of the Securities Act of 1933.

               In  July, 1999,  the Company  issued 253,332  shares  of its common stock upon the partial conversion of a convertible promissory note issued by the Company in January, 1998. The issuance of such stock was completed in reliance upon Section 4(2) of the Securities Act of 1933.

               In September, 1999, the Company issued a warrant for the purchase of 300,000 shares of its Common Stock, with an exercise price of $0.50 per share and expiring in 2002. The warrant was issued in settlement of a dispute with a party which had sought to obtain financing for the Company. The warrant was issued in reliance upon the exemption found in Section 4(2) of the Securities Act of 1933.

          Item 5.  Indemnification of Directors and Officers

               The Bylaws of the Company and  the statutes of the State  of
          Nevada give the Company the power to indemnify any director, officer, manager, employee or agent, who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against certain liabilities and expenses incurred in connection with the action, suit or proceeding. The Bylaws of the Company provide that the Company shall indemnify any such directors, officers, managers, employees or agents to the full extent provided under applicable provisions of the Nevada Statutes. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. In the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended.

          As a result, the above provisions may not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

          PART III

          Item 1. Index to Exhibits

               The Company attaches the following material exhibits to this Registration Statement.

          1.Financial Statements

          Consolidated financial statements of FarWest Group, Inc.
                                                                      Page

          (a)Report of Independent Certified Accountants.               23

          (b)Consolidated Balance  Sheets for the years
           ended December 31,1997 and December 31, 1998
           and the nine months ended September 30, 1998
           and September 30, 1999.                                      24

          (c)Consolidated Statements of Operations  for
           the  years   ended  December  31,  1997  and
           December 31, 1998 and the nine  months ended
           September 30, 1998 and September 30, 1999.                   25

          (d)Consolidated   Statements  of   Changes in
           Stockholders' Equity for the two years ended
           December 31, 1997 and December  31, 1998 and
           the nine months ended September 30, 1998.                    26

          (e)Consolidated Statements of Cash  Flows for
           the  years  ended  December  31,  1997   and
           December  31, 1998 and the nine months ended
           September 30, 1998 and September 30, 1999.                   27

          (f)Notes  to  the   Consolidated    Financial
           Statements                                                28-38

          2.Exhibits                                         Regulation S-K
                                                          Designated Number

          (a) Stock Purchase Agreement (REVISED) between FarWest
          Group, Inc. and New Pumpco dated May 24, 1999 for the
          acquisition of 100% of FarWest Pump Co. effective
          January 1, 1999.                                                 (2)

          (b)*The Articles of Merger of Pro Vantage, Inc. into
          FarWest Group, Inc. dated July 2, 1996 (filed as Exhibit 2.6to Registration Statement form 10SB dated
          November 22, 1999   Registrant No. CIK
          #0001098584 and incorporated herein by reference).

          (c)*Articles of  Incorporation of  Registration
          (filed as Exhibit 2.1 Registration Statement form
          10SB Registrant No. CIK #0001098584 of Registrant
          and incorporated herein by reference).                         (3)(i)

          (d)*By-laws of Registrant (filed as Exhibit 2.2
          Registration Statement form 10SB Registrant No.
          CIK #0001098584 of Registrant and incorporated
          herein by reference).                                         (3)(ii)

          (e)*Specimen Copy of Common Stock Certificate
          (filed as Exhibit 2.3 to registration Statement under the Securities Exchange Act and incorporated herein by reference).

          (f)*Option and Warrant Agreements and Text of Warrant
          (filed as Exhibit 2.4 and 2.5 to Registration Statement
          on Form 10SB, Registration CIK #0001098584, of
          Registrant incorporated herein by reference).                    (10)

          (g)Investment  Agreement between FarWest  Group, Inc. and
          Asea Brown Boveri, Inc. dated December 29, 1999.                 (10)

          *Previously filed.

          SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          By:  [s] Dallas Talley
          Dallas Talley, President
          and Financial Officer



          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrant and in the capacity and on the date set forth following their name.


          Signature              Capacity                   Date

          [s] Clark Vaught   Chairman and CEO         February 14, 2000
          Clark Vaught

          [s] Dallas Talley  President and Financial
          Dallas Talley           Officer             February 14, 2000


          [s] Chris Sheppard    Vice President        February 14, 2000
          Chris Sheppard

          [s] Tom Friezen         Director            February 14, 2000
          Tom Friezen

          [s] Nicholas Yensen     Director            February 14, 2000
          Nicholas Yensen

          INDEPENDENT AUDITORS' REPORT

          Board of Directors
          FarWest Group, Inc.

               We have audited the accompanying consolidated balance sheets of FarWest Group, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FarWest Group, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and its working capital deficit and stockholders deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                 Jackson & Rhodes P.C.

          Dallas, Texas
          November 19, 1999(except for Notes 2 and 9, which are as of January 31, 2000)

                                    FARWEST GROUP, INC.
                                      BALANCE SHEETS

                                            Assets

                                             September 30,       December 31,

                                                 1999         1998        1997
          Current assets:                    (Unaudited)
          Cash                               $   30,199    $    -     $   3,211
          Accounts receivable                    25,000      28,704       3,143

          Total current assets                   55,199      28,704       6,354

          Furniture and equipment                 5,435       2,952       2,952
          Less accumulated  depreciation         (3,218)     (1,968)       (984)

                                                  2,217         984       1,968

          Total Assets                       $   57,416   $  29,688   $   8,322

                    Liabilities and Stockholders' Equity (Deficit)

          Current liabilities:
          Accounts payable and accrued
             liabilities                     $  406,917   $ 597,959    $137,000
          Accounts payable to shareholder
             (Note 3)                           207,059     127,809      32,448
          Net liabilities of discontinued
             operations (Note  2)               658,401     620,075     581,928
          Total current liabilities           1,272,377   1,345,843     751,376

          Convertible debt (Note 5)             100,000     200,000     100,000

          Commitments and contingencies
             (Note 6)                               -           -           -

          Stockholders' equity:
          Preferred stock, $.0001 par value,
             20,000,000 shares authorized;
             60,000 issued and outstanding
             at September 30, 1999 and
             December 31, 1998                        6           6          -
          Common stock, $.0001 par value,
             80,000,000 shares authorized;
             6,114,912, 3,591,480 and
             3,191,480 shares issued and
             outstanding                            611          359        319

          Additional paid-in capital          2,227,420      699,525    527,289
          Accumulated deficit                (3,542,998)  (2,216,045)(1,370,662)

          Total stockholders' equity(deficit)(1,314,961)  (1,516,155)  (843,054)

          Total Liabilities and
             Stockholders' Equity          $    57,416   $   29,688      8,322

                             See accompanying notes to financial statements.

                                   FARWEST GROUP, INC.
                                STATEMENTS OF OPERATIONS

                                     Nine Months Ended             Years
                                       September 30,        Ended December 31,
                                      1999       1998        1998       1997
                                   (Unaudited)(Unaudited)
         Revenues                  $      -   $      -   $     -    $     -

         Operating expenses:
         Common stock and options
           issued for services        900,005     52,054     69,405    227,500
         General and administrative   407,520    489,716    408,778    245,114
                                    1,307,525    541,170    478,183    472,614

         Loss from operations      (1,229,792)  (541,170)  (478,183)  (472,614)

         Other income (expense):
         Interest expense              (3,500)   (51,512)   (56,539)    (7,000)
         Total other expense           (3,500)   (51,512)   (56,539)    (7,000)
         Loss from  continuing
            operations             (1,311,025)  (592,682)  (534,722)  (479,614)
         Discontinued operations (Note 2):
         Loss from disontinued
            operations                (15,928)  (240,051)  (310,661)  (347,491)
         Net loss                 $(1,326,953) $(832,733) $(845,383) $(827,105)

         Loss per common share:
         From continuing
            operations                $(0.24)     $(0.18)    $(0.16)    $(0.33)
         Net loss                     $(0.24)     $(0.25)    $(0.25)    $(0.58)

         Weighted average common
            shares outstanding     5,502,316   3,347,036  3,408,147  1,433,147

          See accompanying notes to financial statements.

                            FARWEST GROUP, INC.
                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          Years Ended December 31, 1998 and 1997 and the Nine Months
                      Ended September 30, 1999 (Unaudited)

                                              Preferred Stock    Common Stock    Additional
                                                                                   Paid-in    Accumulated
                                              Shares  Amount    Shares  Amount     Capital      Deficit       Total
          Balance, December 31, 1996             -    $  -    1,081,480   $108    $      -     $(543,557)  $  (543,449)
          Common shares issued for services      -       -      910,000     91       227,409         -         227,500
          Common shares issued for accounts
             payable to  shareholder             -       -    1,200,000    120       299,880         -         300,000
          Net loss                               -       -          -       -            -      (827,105)     (827,105)
          Balance, December 31, 1997             -       -    3,191,480    319       527,289  (1,370,662)     (843,054)
          Shares issued  for cash             60,000      6     400,000     40       172,236         -         172,282
          Net loss                               -       -          -       -            -      (845,383)     (845,383)
          Balance, December 31,  1998         60,000      6   3,591,480    359       699,525  (2,216,045)   (1,516,155)
          Shares  issued for cash                -       -      626,500     63       283,188         -         283,251
          Shares issued to convert debt          -       -      253,332     25       126,641         -         126,666
          Shares issued for services
             rendered in 1999 and 1998           -       -    1,643,600    164       287,466         -         287,630
          Stock options issued as
             compensation                        -       -          -       -        830,600         -         830,600
          Net loss                               -       -          -       -            -    (1,326,953)   (1,326,953)
          Balance, September  30, 1999
             (unaudited)                      60,000  $   6   6,114,912    611    $2,227,420 $(3,542,998)  $(1,314,961)

                              See accompanying notes to financial statements.

                                          FARWEST GROUP, INC.
                                       STATEMENTS OF CASH FLOWS

                                                      Nine Months Ended September 30,     Years Ended December 31,
                                                                1999         1998             1998         1997

          Cash flows from operating activities:
          Net loss                                        $(1,326,953)   $(832,733)       $(845,383)   $(827,105)
          Adjustments to reconcile net loss to net cash
          used in operating activities:
          Depreciation                                          1,250          494              984          984
          Shares issued for services                           69,405          -                -        227,500
          Stock options issued as compensation                830,600          -                -            -
          Changes in operating assets and liabilities:
          Accounts receivable                                   3,704       (1,857)         (25,561)      (2,574)
          Accounts payable and accrued liabilities             53,849      489,979          460,959       62,000
          Net  assets of  discontinued operations              38,326      (67,026)          38,147      430,079
              Net  cash used  in operating  activities       (329,819)    (411,143)        (370,854)    (109,116)

          Cash flows from investing activities:
          Purchase of furniture and equipment                  (2,483)         -                -         (2,952)

          Cash flows from financing activities:
          Net  advances from shareholder (Note  3)             79,250      135,650           95,361       15,279
          Sale of common and preferred shares                 283,251      172,282          172,282          -

          Proceeds from convertible debt                          -        100,000          100,000      100,000
              Net cash  provided by  financing activities     362,501      407,932          367,643      115,279

          Net increase (decrease) in cash and cash
              equivalents                                      30,199        3,211)          (3,211)       3,211

          Cash at beginning of year                               -          3,211            3,211          -

          Cash at end of year                                 $30,199     $    -          $     -      $   3,211

          Supplemental disclosure:
          Total interest paid                                 $   -       $    -          $     -      $     -

          Non-cash transactions:

          During 1997, the Company issued 1,200,000 common shares for $300,000 in accounts payable to a shareholder.

          During 1999, the Company issued 1,643,600 common shares for services rendered in 1999 and 1998, of which $218,225 had been accrued in 1998.

          During 1999, the Company issued 253,332 common shares to convert $100,000 in convertible debt and $26,666 in accrued interest.

          See accompanying notes to financial statements.

          1.   Summary of Significant Accounting Policies

          Description of Business

               FarWest Group, Inc. (the "Company" or "FarWest" ) was organized under the laws of the state of Nevada in July 1996 to serve as a water technology company dedicated to advanced water filtration and purification. In July 1996 the Company merged with Pro Vantage Corporation ("Pro Vantage"), an inactive public company which had been incorporated in the state of Florida in 1992. FarWest was the surviving corporation. Concurrently, the FarWest Pump Company ("Pump Company"), an Arizona Coproration, became a wholly owned subsidiary of the Company. The transaction with Pro Vantage was accounted for as a "reverse acquisition" whereby FarWest acquired Pro Vantage in a transaction accounted for as a purchase. The purchase price has been determined based on the fair value of the Pro Vantage's net assets at the date of acquisition. Because Pro Vantage was inactive and had no assets or liabilities, the purchase price was determined essentially to be zero and no goodwill was recognized in the transaction.

               In January 1997 the Company entered into a manufacturing and marketing license agreement with Lawrence Livermore National Laboratories ( Lawrence Livermore ) whereby the Company obtained the rights to Lawrence Livermore's patented Capacitive Deionization Technology ( CDT ). The company has the rights to develop and manufacture a carbon aerogel CDT product for commercial use in the desalination, filtration and purification of water. The manufacturing and marketing license is effective for the life of the patents (up to 17 years). To maintain the license the Company must make contracted annual royalty payments to Lawrence Livermore beginning with $30,000 per year, then becoming a percentage of revenue. The Company was in arrears on its royalty payments to Lawrence Livermore as of September 30, 1999, but has become current on its payments subsequently.
          The Company has completed development of its first release CDT unit and expects to commence in-house prototype manufacture and construction of demonstration and pilot water treatment plants for clients in the first quarter of 2000.

               See Note 2 regarding the Company's sale of Pump Company to Pump Company management.

          Going Concern

               The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is reporting cumulative net losses from continuing operations since January 1, 1997 of

          $2,999,441 as of September 30, 1999 and has utilized $809,780 in cash from operations during the same period. The following is a summary of management's plan to raise capital and generate additional operating funds.

               The Company was funded initially through investment by the principal shareholder. Since 1998 funding has been principally through private placements. Private placement opportunities combined with management funding are expected to continue through the fourth quarter of 1999.

               Business opportunities for the next twelve months include international CDT systems sales to governments and major multi-national industrial corporations and U.S. pilot sales. Several opportunities are now being discussed including: governments, humanitarian trust funds, industrial joint ventures, market sectors and geographic distribution agreements.

               The Company recognizes the financial investment required to support the potential business opportunities which are being discussed. There is no guarantee that the Company can complete the funding necessary to develop the manufacturing and engineering structure to manufacture and install the potential CDT orders. The company is currently discussing financing options which include: a Corporate Partnership for Manufacturing which could be expanded to include marketing services; joint ventures with an international investment group; and a European government-sponsored program. In addition, a religious humanitarian fund is evaluating equity investment and CDT installation opportunities in the Mid-East. Management believes that there is a probability of obtaining the required financing for the next twelve months through one of the above.

               The Company is dependent upon the proceeds of proposed offerings of the Company's securities to implement its business plan and to finance its working capital requirements. Should the Company's plans or its assumptions change or prove to be inaccurate or offering proceeds are insufficient to fund the Company's operations, the Company would be required to seek additional financing sooner than anticipated. Management is confident it will be able to continue raising funds in the balance of 1999 as it has in the early part of 1999, principally through private placements. With the filing of a Form 10-SB in the fourth quarter of 1999 and becoming a Securities and Exchange Commission fully reporting Company, management anticipates that additional funding may be more likely in 2000.

               There can be no assurances given that the Company will be successful in generating sufficient revenues from its planned activities or in raising sufficient capital to allow it to continue as a going concern which contemplates increased operating expenses, acquisition of assets and the disposition of liabilities in the normal course of business. These factors can affect the ability of the Company to implement its general business plan including the completion of the required manufacturing facilities and continued proprietary CDT product improvements.

          Principles of Consolidation

               The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

          Use of Estimates and Assumptions

               Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          Cash and Cash Equivalents

               The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

          Furniture and Equipment

               Furniture and equipment are stated at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of five to seven years.


          Net Loss Per Common Share

              In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. The Company was required to adopt this standard in the fourth quarter of calendar 1997. Because the Company's potential dilutive securities are antidilutive, the accompanying presentation is only of basic loss per share. The numerator in the basic per share calculation is the loss from continuing operations and net loss, respectively. The denominator in the calculation is weighted average shares for each period.

          Stock-Based Compensation

               The Company has issued stock options. Compensation costs arising from such options will be recorded as an expense. The measurement date for determining compensation costs is the date of the grant. Compensation cost is the excess, if any, of the market value of the stock at date of grant over the amount the employee must pay to acquire the stock. The Company measures compensation costs using the intrinsic value based method of accounting for stock issued to employees.

          Income taxes

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

          Research and Development

               Research and development expenditures are expensed when incurred. Research and development expenses amounted to $420,000, $170,000, $234,000 and $287,000 for the nine months ended
          September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997, respectively.

          Accounts Receivable

               Accounts receivable at each balance sheet date represented non-revenue type items. The receivables at September 30, 1999 were for loans to potential joint venture partners. Receivables at December 31, 1998 represented cash advanced to a professional services organization to support an international business opportunity. This receivable was collected in 1999.

          2.   Discontinued Operations

               Pump Company was formed to provide drilling and pump services in Arizona and Western New Mexico. It includes an operating division, Arizona Well Services, which provided wholesale parts services to Pump and other companies.

               In the fourth quarter of 1998 discussions were initiated with Pump Company management for the purchase of the Pump
          Company. In March 1999 the Company's Board of Directors agreed to sell Pump Company to its management, effective January 1, 1999. In order to induce Pump Company management to assume the net liabilities of Pump Company, FarWest agreed to pay Pump Company $70,000 to be paid on March 31, 2000. In addition, on January 31, 2000, FarWest paid $200,000 to Pump Company to satisfy a FarWest payable to Clark Vaught, Chairman who has assigned the receivable to Pump Company.

               The Company has accounted for the Pump Company in the accompanying financial statements as a discontinued operation. Because the Pump Company has net liabilities, the Company will record a gain on the transaction when the sale closes. The sale was closed in November 1999.

               Pump Company had revenues of approximately $3,000,000, $1,665,000, $2,250,000 and $3,180,000 for the periods ended
          September 30, 1999 and 1998 and December 31, 1998 and 1997, respectively.

              Following is a description of the remaining assets and liabilities of the Pump Company at each balance sheet date:


                                             September        December 31,
                                              30, 1999      1998        1997
          Current assets                     $ 319,723  $ 210,586  $  228,541
          Net property, plant and equipment    677,166    630,393   1,255,900
          Notes payable                       (402,772)  (454,361)   (923,627)
          Accounts payable and accrued
               liabilities                    (945,873)  (588,465)   (709,809)
          Accounts payable-shareholder        (306,645)  (418,228)   (432,933)

          Net liabilities of discontinued
               operations                    $(658,401) $(620,075)  $(581,928)


          3.   Related Party Transactions

               A principal shareholder, Clark Vaught, Chairman, has loaned the Company funds at various times. The payable is included in accounts payable to shareholder in the accompaning balance sheet. While the funds were not loaned under a note agreement, the Company has accrued interest at 8% on the balances payable. The accrued interest has been added to the amounts payable.

          4.   Income Taxes

               There were no significant temporary differences between the Company's tax and financial bases, except for the Company's net operating loss carryforwards amounting to approximately $1,840,000, $1,350,000 and $830,000 at September 30, 1999 and
          December 31, 1998 and 1997, respectively. These carryforwards will expire, if not utilized, in 2012-2014.

               The Company has deferred tax assets amounting to approximately $625,000, $450,000 and 280,000 at September 30, 1999, and December 31, 1998 and 1997, respectively, related to the net operating loss carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to recurring net losses. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

          5.   Convertible Debt

               During December 1997 and January 1998, the Company issued $200,000 in 7% convertible debt. The debt is convertible into shares of the Company s common stock at $.50 per share until January 15, 2001. During 1999, the holder of the debt converted $100,000 of principal and $26,666 of accrued interest into 253,332 shares of common stock. The note is collateralized by 750,000 shares of Company common stock.

          6.   Capital Stock

               During 1997, the Company issued 1,200,000 common shares for $300,000 accounts payable to Clark Vaught, Chairman of the Board of Directors. The stock was valued by a consultant to the Company at $.25 per share based on the thin trading in the Company's shares and a two-year restriction on trading of the shares.

               During 1998 and the nine months ended September 30, 1999, the Company issued common shares for cash as follows:

                                              No. of     Price
                                     Date     Shares   Per Share    Amount
               Private placement    May-98   400,000    $  0.36    $142,282

               Private placement   March-99  160,000    $  0.31    $ 50,000
               Private placement   April-99  466,500    $  0.50     233,251
                    Total 1999               626,500               $283,251

               During 1998, the Company issued 60,000 shares of preferred stock for cash of $30,000. The shares pay no dividends and each share is convertible into one share of common stock.

               The Company has issued stock options to nonemployees. A summary of the status of stock options is set forth below:

                                                       Period Ended
                                                    September 30, 1999
                                                     Weighted Average
                       Stock Options              Shares     Exercise Price
          Outstanding, beginning or period           -             $    -
          Granted                                 410,000          $0.82
          Exercised                                   -            $    -
          Forfeited/expired                           -            $    -
          Outstanding, end of period              410,000          $0.82
          Options exercisable, end of period      410,000          $0.82

               Fair value for the stock underlying stock options was determined using information available from other stock sale transactions at or near the grant date. In management's opinion, these transactions between willing parties included the best information available at the time of grant to estimate the market value of the common stock of the Company. These fair values were used to determine the compensatory components of the stock options granted. The weighted average grant date fair value of options issued during the period ended September 30, 1999 was $2.03.

               Compensation costs for employee options are recognized as an expense in an amount equal to the excess of the fair market value of the stock at the date of measurement over the amount the employee must pay. The measurement date is generally the grant date. There were no options issued to employees as of September 30, 1999. The Company recorded $830,600 in compensation expense during the nine months ended September 30, 1999 under FASB Statement 123 for options issued to non-employees. There is no future compensation expense to be recorded in subsequent periods as of September 30, 1999. Using the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0.0 percent; expected volatility of 783 percent; risk free interest rates of 4.5 percent; expected lives of two years.

               Compensation expense for non-employees is recognized in accordance with Statement of Financial Accounting Standards No.
          123 based on the fair value of the consideration received or the fair equity instruments issued, whichever is more reliably measurable. During the periods ended December 31, 1997 and September 30, 1999, the Company utilized the fair value of the equity instruments issued to recognize expense for shares issued to non-employees. Following is a summary of the common shares issued for services rendered during the year ended December 31, 1997 and the nine months ended September 30, 1999:

                                                     Number
                                          Date     of Shares     Expense

               Employees compensation    Nov-97      250,000    $ 62,500
               Legal services            Nov-97       10,000       2,500
               Directors compensation    Nov-97      600,000     150,000
               Marketing                 Nov-97       50,000      12,500
                    Total for 1997                   910,000    $227,500

               Employees compensation    Mar-99    1,415,000    $247,625
               Professional services     Mar-99      202,600      35,455
               Marketing                 Mar-99        8,500       1,488
               Reasearch and Development Mar-99        7,500       1,313
               Legal services            Mar-99       10,000       1,750
                   Total for 1999                  1,643,600    $287,630

               The expense for the above services was recognized based upon the market value of the common stock at the time it was committed to be issued, discounted 30% for the restricted (Rule 144) nature of the shares and the thin market for the shares.


          7.   Commitments and Contingencies

          Lease Commitments

               The Company leases office space under an operating lease which expires in May 2000. Future minimum rental commitments amount to $12,650.

              Rent expense for the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997 amounted to $8,409, $34,501, $38,056 and $11,020, respectively.

          Fair Value of Financial Instruments

              The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.
          The fair value of the convertible debt is estimated to be $405,000, $120,000 and $61,000 as of September 30, 1999, December 31, 1998 and
          1997, respectively, based on the underlying value of the conversion rights of the debt, discounted for its two-year holding restrictions.


              The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

          Concentration of Credit Risk

               The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

          Uncertainty Due to the Year 2000 Issue

               The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company s ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

          8.   New Accounting Pronouncements

          SFAS 129

               Statement of Financial Accounting Standards No. 129,
          Disclosure of Information about Capital Structure ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

          SFAS 130

               Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This pronouncement had no effect on the Company's financial statements.

          SFAS 131

               SFAS 131, "Disclosure about Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements for the

          SFAS 132

               Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

          SFAS 133

               Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for sale security, or a foreign-currency-denominated forecasted transaction. Because the Company has no derivatives, this accounting pronouncement has no effect on the Company's financial statements.

9.        Subsequents Events

               On January 6, 2000, the Company entered into an agreement with ABB, Inc., an international conglomerate specalizing in technology. The terms of the agreement are summarized as follows:

               ABB contracted to purchase 500,000 shares of FarWest common stock at $2.00 per share in two payments. The payments of $500,000 each were received on December 31, 1999 and January 31, 2000. ABB has options to acquire an additional 250,000 shares of FarWest common stock at $2.00 per share on March 30, 2000 and 250,000 shares on April 30, 2000. After making the April 30, 2000 payment completing a total investment of $2,000,000, ABB has a twelve-month option to acquire a 51% equity position in the Company. This purchase would be at the then current market price. ABB is entitled to one position on the Company's Board of Directors after the first two years.

          ABB will work with the Company to develop its technology in the future.

10.       Restatement

               An error in the Company's financial statement for the period ended September 30, 1999 was discovered by management subsequent to their issuance. Certain currently exercisable stock options were believed by management, in error, to be exercisable in the future. The effect of the error was to understate net loss and additional paid in capital by $77,733. The Company's unaudited financial statements for the period ended September 30, 1999 have been restated to correct the error.